Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifty-five cents ($0.55) Canadian per share on the issued and outstanding Common shares and fifty-five cents ($0.55) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on July 4, 2011, to holders of record at the close of business on June 10, 2011.

This quarterly dividend amount represents a 2.5 cent or 4.8 per cent increase from the $0.525 quarterly dividends paid on January 4 and April 1, 2011 and 10 per cent higher than the $0.50 dividend paid in July 2010.

By order of the Board

Audrey Ho

Senior Vice President

Chief General Counsel and Corporate Secretary

Vancouver, British Columbia

May 4, 2011

Contact:       Investor Relations, (604) 643-4113, ir@telus.com